

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2010

By U.S. Mail and Facsimile to: (646) 848-8098

Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, New York 10036
Attn: Corporate Secretary

Re: **Merrill Lynch, Pierce, Fenner & Smith Incorporated**
Post-Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-43142
Post-Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-43766
Post-Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-36490
Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-95807
Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-33362
Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-92161
Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-54662
Post-Effective Amendment No. 9 to Registration Statement on Form S-1
File No. 333-36480
Post-Effective Amendment No. 8 to Registration Statement on Form S-1
File No. 333-52022
Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-96061
Post-Effective Amendment No. 8 to Registration Statement on Form S-1
File No. 333-37980
Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-96069
Post-Effective Amendment No. 12 to Registration Statement on Form S-1
File No. 333-78575
Post-Effective Amendment No. 8 to Registration Statement on Form S-1
File No. 333-44286
Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-31226

Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-89355
Post-Effective Amendment No. 10 to Registration Statement on Form S-1
File No. 333-96063
Filed April 15, 2010

Merrill Lynch Canada Inc.
Post-Effective Amendment No. 6 to Registration Statement on Form S-1
File No. 333-63924
Filed April 15, 2010

Dear Corporate Secretary:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendments to Registration Statements on Form S-1

General

1.   We note that more than three years have elapsed since the initial effective dates of the registration statements under which the depositary receipts are being offered and sold. Please tell us how you concluded that you are not required by Securities Act Rule 415(a)(5) to file new registration statements covering the securities being offered and sold. Refer to Securities Act Rules Compliance and Disclosure Interpretation 212.22.

Closing Comments

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney Advisor

cc: Kevin Younai, Esq.
        Shearman & Sterling LLP
        (By facsimile)